NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2012 FIRST QUARTER RESULTS

HONG KONG —August 15, 2011 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2012 first quarter ended June 30, 2011.

Net sales for the fiscal first quarter were $6.46 million compared with $6.45 million a year earlier. Net income for the same period climbed sharply to $381,000, or $0.10 per diluted share, from $44,000, or $0.01 per diluted share, last year, supported by a favorable currency exchange gain of $100,000.  During the comparable quarter in 2010, the company had a currency exchange loss of $257,000.

Operating income for the current quarter increased 17.8 percent to $357,000 from $303,000 a year earlier.

“Net sales for the fiscal first quarter, which were essentially unchanged from last year, reflect the impact of current world economic conditions. Although we remain guardedly optimistic that demand for our manufacturing services from our global customers base will increase this year, the current unstable global economic environment has caused uncertainty in the timing of orders and the volume of business,” said Roland Kohl chairman, president and chief executive officer of Highway Holdings.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2012 was 21.3 percent compared with 22 percent in the same period a year ago.

Selling, general and administrative expense for the fiscal quarter decreased by $108,000, or 10 percent, from the same period a year ago.  Selling, general and administrative expense as a percentage of sales decreased for the same period to 15.8 percent from 17.5 percent a year earlier -- reflecting cost-savings activities, such as a reduction of the company’s manufacturing facilities and the consolidation of its administrative offices.

Kohl highlighted the company’s solid financial position, with cash equivalents and restricted cash of $6.6 million. At June 30, 2011, the company had working capital of $11.1 million.  The company’s strong financial condition allowed it to declare a cash dividend of $0.20 per share on the company's common stock on June 25, 2011.  Total shareholders’ equity at June 30, 2011 was $12.9 million compared with $12.5 million as of March 31, 2011.  The company’s current ratio was 3.42:1 at June 30, 2011 compared with 3.18:1 at June 30, 2010.

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Highway Holdings Ltd.
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 About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products.    Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended June 30
	2011	2010
Net sales	$6,463	$6,451
Cost of sales	5,085	5,019
Gross profit	1,378	1,432
Selling, general and administrative expenses	1,021	1,129
Operating income	357	303

Non-operating items
Interest expenses	(10)	(8)
Exchange gain (loss), net	100	(257)
Interest income	1	1
Other income	-	4
Total non-operating income (expenses)	91	(260)

Net income before income tax and noncontrolling interests	448	43
Income taxes	(67)	(13)
Net income	381	30
Loss attributable to noncontrolling interest	0	14
Net income attributable to Highway Holdings Limited	$381	$44

Net income per share – basic and diluted	$0.10	$0.01

Weighted average number of shares outstanding:
Basic	3,765	3,745
Diluted	3,777	3,755

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands, except per share data)

	June 30	March 31
	2011	2011
Current assets:
Cash and cash equivalents	$6,585	$6,864
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	4,030	4,797
Inventories	3,767	4,236
Prepaid expenses and other current assets	747	417
Total current assets	15,772	16,957

Property, plant and equipment, net	2,280	2,411

Investments in equity investees	31	31
Total assets	$18,083	$19,399

Current liabilities:
Accounts payable	$2,032	$3,581
Short-term borrowings	577	280
Long-term loans – current portion	228	253
Obligations under capital leases - current portion	28	41
Accrual payroll and employee benefits	837	1,042
Other liabilities and accrued expenses	751	1,015
Income tax payable	164	71
Total current liabilities	4,617	6,283

Obligations under capital leases – net of current portion	-	3
Deferred income taxes	172	173
Long-term loans – net of current portion	348	375
Total liabilities	5,137	6,834

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,335	11,335
Retained earnings	1,587	1,206
Treasury shares, at cost – 5,049 shares as of March 31, 2011; and on June 30, 2011	(14)	(14)
Total shareholders' equity	12,946	12,565

Total liabilities and shareholders' equity	$18,083	$19,399